Exhibit 99.2

INTEROIL CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY, JUNE 9, 2015

TO THE SHAREHOLDERS OF INTEROIL CORPORATION:

Notice is hereby given that the annual meeting (the "Meeting") of shareholders of InterOil Corporation ("InterOil") will be held in the Onyx Room at the Park Hyatt New York, 153 West 57th Street, New York, New York 10019, United States on Tuesday, June 9, 2015 at 10:00 a.m. (Eastern time). The purposes of the Meeting are:

1.	to receive the audited financial statements of InterOil for the year ended December 31, 2014, together with the Auditors' Report on those statements;

2.	to elect directors of InterOil for the next year;

3.	to appoint auditors for InterOil for the next year and to authorize the directors to fix their remuneration; and

4.	to transact such other business as may properly be brought before the meeting or any adjournment thereof.

Shareholders are referred to the accompanying Information Circular dated April 20, 2015 (the "Information Circular") for more detailed information with respect to the matters to be considered at the Meeting.

Individuals, corporations or other persons directly registered as shareholders of InterOil on April 20, 2015 ("Registered Shareholders") are entitled to receive notice of and to vote at the Meeting. Registered Shareholders who are unable to attend the meeting in person are requested to date, sign and return the accompanying form of proxy in accordance with the instructions contained in the Information Circular to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1, Attention: Proxy Department, Facsimile: (416) 263-9524 or (866) 249-7775, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment of the Meeting. A Registered Shareholder may also vote by telephone or by internet.

Shareholders who do not hold their Common Shares in their own name and wish to vote or to attend the Meeting and vote in person should contact their brokers or agents well in advance of the Meeting to determine how you can do so.

Please refer to the Information Circular for information about how to vote.

Dated this 22nd day of April, 2015.

By the Order of the Board of Directors

Geoffrey Applegate
General Counsel and Corporate Secretary